Filed Pursuant to Rule 433

Free Writing Prospectus dated June 12, 2025

Relating to Preliminary Prospectus dated June 11, 2025

Registration No. 333-266071

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

June 12, 2025

Perpetua Resources Announces Upsizing of Previously Announced Bought Deal Public Offering of Common Shares

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) announced today that as a result of excess demand, it has agreed with the syndicate of underwriters led by National Bank of Canada Financial Markets and BMO Capital Markets, on behalf of themselves and a syndicate of underwriters (the “Underwriters”) to increase the size of its previously announced bought deal financing. Perpetua Resources will now issue 24,622,000 common shares, no par value, of the Company (the “Common Shares”) at a price of US$13.20 per Common Share (the “Offering Price”) for aggregate gross proceeds of approximately US$325 million (the “Offering”). National Bank of Canada Financial Markets and BMO Capital Markets are acting as joint lead bookrunning managers for the Offering. In connection with the Offering, Paulson & Co. Inc. has entered into an agreement to purchase US$100 million of Common Shares in a private placement (the “Private Placement”) at the Offering Price.

Perpetua Resources has also granted the Underwriters an option (the "Option") to purchase up to an additional 3,693,300 Common Shares representing up to 15% of the number of Common Shares to be sold pursuant to the Offering. The Underwriters have 30 days from the closing of the Offering to exercise the Option. In connection with the Offering, an underwriting agreement has been entered into by and among Perpetua Resources, National Bank of Canada Financial Markets and BMO Capital Markets as representatives of the several Underwriters (the "Underwriting Agreement"). In the event that the Option is exercised in full, the aggregate gross proceeds of the Offering will be approximately US$374 million.

The Company intends to use the proceeds of the Offering and the Private Placement as part of a comprehensive financing package for the development of the Company’s Stibnite Gold Project (the “Project”) in conjunction with the previously announced application for up to US$2 billion in project financing submitted to the Export-Import Bank of the United States (“EXIM”) in May 2025. The Company intends to designate the proceeds of the Offering and the Private Placement toward equity requirements for the EXIM debt financing, with any additional funds intended to support exploration activities, working capital and general corporate purposes. EXIM’s due diligence on the Company’s application is ongoing and is conditional upon successfully completing the due diligence and underwriting process. If the due diligence process is successful, the Company anticipates closing the debt financing in 2026. The Offering is expected to close on or about June 16, 2025. Closing of the Offering will be subject to a number of customary conditions to be included in the Underwriting Agreement.

Responsible Mining. Critical Resources. Clean Future.

The Offering to the public in the United States is being made pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-266071) (the “U.S. Registration Statement”), including a base prospectus, previously filed with the Securities and Exchange Commission (the "SEC"). The Offering in the United States will be made only by means of a prospectus and related prospectus supplement meeting the requirements of Section 10 of the Securities Act of 1933, as amended. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, copies of the U.S. Registration Statement, preliminary prospectus supplement and base prospectus may be obtained from National Bank of Canada Financial Markets, 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, by email at NBF-Syndication@bnc.ca or by telephone at (416) 869-8414. The Offering may also be conducted in Canada and in offshore jurisdictions on a private placement basis in accordance with applicable securities laws. The Company intends to rely on the exemption in section 602.1 of the TSX Company Manual in respect of the Offering and the Private Placement as an eligible interlisted issuer.

The Private Placement is expected to close concurrently with the closing of the Offering and is subject to customary conditions, including the completion of the Offering, but the Offering is not contingent upon the consummation of the Private Placement. The sale of the Common Shares under the Private Placement will not be registered under the Securities Act of 1933, as amended. Since neither the fair market value of the Common Shares to be acquired by the Paulson (an insider of the Company), nor the consideration for the Common Shares paid by Paulson, exceeds 25% of the Company’s market capitalization as calculated in accordance with MI 61-101 (as defined below), the Private Placement is exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) pursuant to subsections 5.5(a) and 5.7(1)(a) of MI 61-101.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Common Shares, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Stibnite Gold Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Perpetua Resources has been awarded a Technology Investment Agreement of US$59.2 million in Defense Production Act Title III funding to advance construction readiness and permitting of the Stibnite Gold Project. Antimony trisulfide from Stibnite is the only known domestic reserves of antimony that can meet U.S. defense needs for many small arms, munitions, and missile types.

For further information about Perpetua Resources Corp., please contact:

Chris Fogg

Investor Relations Manager

chris.fogg@perpetuacorp.us

Info@perpetuacorp.us

Responsible Mining. Critical Resources. Clean Future.

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Cautionary Statement Regarding Forward-Looking STATEMENTS OR INFORMATION

Investors should be aware that the EXIM Letter of Interest (“LOI”) is non-binding and conditional, and does not represent a financing commitment. A funding commitment, if any, is conditional upon successfully completing the due diligence and underwriting process, which may not be completed on the expected timeline, or at all. If the Company’s application is approved, there can be no assurance that the EXIM financing will be for the full amount indicated in the LOI or the increased amount requested in the application, or that the approved EXIM financing will be sufficient for the Company to commence construction of the Project. Further, release of funding under any such commitment would be subject to the satisfaction of certain conditions and covenants by the Company.

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding the conduct of the Offering and Private Placement; the granting of the Underwriters’ over-allotment option; the anticipated use of proceeds from the Offering and Private Placement; the occurrence of the expected benefits from the anticipated use of proceeds from the Offering, Private Placement, EXIM financing and royalty financing disclosure regarding the review process, anticipated timing and potential outcome of the Company’s EXIM financing application; the amount of potential debt financing available to the Company; the eligibility of the Project for funding under the MMIA and CTEP initiatives; our ability to fully fund the construction of the Project and related financial assurance obligations; our ability to successfully implement and fund the Project; and the occurrence of the expected benefits from the Project, including providing a domestic source of antimony, national defense benefits, creation of jobs and environmental benefits. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipate", "expect", "plan", "likely", "believe", "intend", "forecast", "project", "estimate", "potential", "could", "may", "will", "would" or "should". In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the EXIM application will be reviewed and approved within the expected timeframe at the amount equal to or higher than the amount indicated in the LOI; that the Company will be able to satisfy the conditions to obtain a funding commitment from EXIM and to receive committed funds when needed; general business and economic conditions will not change in a materially adverse manner and that permitting and operations costs will not materially increase; and that we will be able to discharge our liabilities as they become due and continue as a going concern. Forward-Looking Information are based on certain material assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among other things,  risks related to delays in the EXIM application review process; any approved amount of EXIM financing may not be sufficient to commence construction of the Project; risks related to unforeseen delays in the review and permitting process, including as a result of legal challenges to the ROD or other permits; risks related to opposition to the Project; risks related to increased or unexpected costs in operations or the permitting process; risks that necessary financing will be unavailable when needed on acceptable terms, or at all, as well as those factors discussed in Perpetua Resources' public filings with the SEC and its Canadian disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. For further information on these and other risks and uncertainties that may affect the Company's business and liquidity, see the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the Company's filings with the SEC, which are available at www.sec.gov and with the Canadian securities regulators, which are available at www.sedarplus.com. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Responsible Mining. Critical Resources. Clean Future.

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